Exhibit 99.1
Shinhan Bank’s Board made a resolution to issue a Write-down Contingent Capital Securities.

On February 4, 2020, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to issue a Write-down Contingent Capital Securities.

1. Purpose of issuance: To maintain capital requirements under the Basel III

2. Details of issuance

Type of Securities	Write-down Contingent Capital Securities (Basel 3 Compliant Additional Tier1 Capital)
Total Amount of Issuance Limit	KRW 300 billion
Maturity of Securities	Perpetual Securities with the conditions of call option after 5 or 10 years from the issuance date and at every interest (dividend) payment date (3 months) following the first call date by the issuer.
Point of Non-Viability Trigger Event

Under Article 2 of the Act on the Structural Improvement of the Financial Industry, the total amount of the contingent capital securities (including interests) will be written off upon the designation of insolvent financial institution without any consent or approval from related parties

* The details of issuance and interest rate will be delegated to the CEO of Shinhan Bank.